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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                    International Alliance Services, Inc.
________________________________________________________________________________

                              (Name of Issuer)

                        Common Stock, $0.01 Par Value
________________________________________________________________________________

                       (Title of Class of Securities)

                                 458875 10 1
________________________________________________________________________________

                               (CUSIP Number)

                            Rick L. Burdick, P.C.
                  Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                711 Louisiana
                                 Suite 1900
                            Houston, Texas  77002
                               (713) 220-5800
________________________________________________________________________________

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               April 21, 1997
________________________________________________________________________________

                    (Date of Event which Requires Filing
                             of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d--1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes.)


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
CUSIP No.  458875 10 1

(1)      Names of Reporting Persons.  S.S. or I.R.S.                   Alliance Holding Corporation
         Identification Nos. of Above Persons

(2)      Check the Appropriate Box if                                  (a)
         a Member of a Group (See Instructions)                        (b)

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)                            OO

(5)      Check if Disclosure of Legal
         Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                [  ]

(6)      Citizenship or Place of Organization                          Delaware

   Number of Shares           (7)   Sole Voting Power                  0
     Beneficially
     Owned by Each            (8)   Shared Voting Power                7,751,556
     Reporting
     Person With              (9)   Sole Dispositive Power             0

                              (10)  Shared Dispositive Power           0

(11)     Aggregate Amount Beneficially                                 7,751,556
         Owned by Each Reporting Person                                (See Item 5)

(12)     Check if the Aggregate Amount                                 [  ]
         in Row (11) Excludes Certain                                  (See Item 5)
         Shares (See Instructions)

(13)     Percent of Class Represented                                  21.6%
         by Amount in Row (11)                                         (See Item 5)

(14)     Type of Reporting Person (See Instructions)                   HC CO





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
CUSIP No.  458875 10 1

(1)      Names of Reporting Persons.  S.S. or I.R.S                    Joseph E. LoConti
         Identification Nos. of Above Persons

(2)      Check the Appropriate Box if                                  (a)
         a Member of a Group (See Instructions)                        (b)

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)                            OO

(5)      Check if Disclosure of Legal
         Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                [   ]

(6)      Citizenship or Place of Organization                          Ohio

   Number of Shares           (7)   Sole Voting Power                  6,684,300
     Beneficially
     Owned by Each            (8)   Shared Voting Power                7,751,556
     Reporting
     Person With              (9)   Sole Dispositive Power             6,684,300

                              (10)  Shared Dispositive Power           -0-

(11)     Aggregate Amount Beneficially                                 14,435,856
         Owned by Each Reporting Person                                (See Item 5)

(12)     Check if the Aggregate Amount                                 [   ]
         in Row (11) Excludes Certain                                  (See Item 5)
         Shares (See Instructions)

(13)     Percent of Class Represented                                  39.4%
         by Amount in Row (11)                                         (See Item 5)

(14)     Type of Reporting Person (See Instructions)                   IN




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        Alliance Holding Corporation, a Delaware corporation ("Alliance"), and
Mr. Joseph E. LoConti (together, the "Reporting Persons" and individually, the "Reporting Person") hereby make the following statement pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations promulgated thereunder. This Statement is an amendment to the
Schedule 13D dated October 18, 1996, as amended by the Schedule 13D dated January 31, 1997 and the Schedule 13D dated April 3, 1997, filed by each of the Reporting Persons (collectively, the "Original Schedule 13D").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On April 21, 1997, MGD Holdings Ltd., a Bermuda corporation controlled by Mr. Michael G. DeGroote ("MGD"), purchased from International Alliance Services, Inc. (the "Issuer") an aggregate of 555,556 units of the Issuer for $9.00 per unit in a private placement. Each unit is comprised of one share of common stock, $.01 par value per share, of the Issuer ("Common Stock") and one warrant to purchase one share of Common Stock at an exercise price of $11.00 per share, exercisable for a three year period from the date of issuance (a "Unit"). As a result of the voting trust described in the Original Schedule 13D (the "Voting Trust"), the Reporting Persons are deemed to beneficially own the 555,556 shares of Common Stock acquired by MGD in such transaction. No consideration was paid by either Reporting Person in connection with such acquisition.

ITEM 4.  PURPOSE OF THE TRANSACTION

        The Reporting Persons are deemed to have acquired the securities described in Item 3 as a result of the Voting Trust and had no role in the decision resulting in such acquisition. In addition, the Reporting Persons share neither investment control nor a pecuniary interest in any of the securities described in Item 3.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

        (a)(i) As of May 1, 1997, Alliance beneficially owned an aggregate of 7,751,556 shares of Common Stock constituting approximately 21.6% of the 35,968,419 shares of Common Stock deemed outstanding as of May 1, 1997. All of the shares of Common Stock beneficially owned by Alliance are owned of record by Westbury pursuant to the terms of the Voting Trust. On March 25, 1997, Alliance and Westbury entered into an agreement to terminate such Voting Trust, subject to the receipt of any necessary regulatory approvals. Accordingly, if and when such approval is obtained, Alliance would not beneficially own any shares of Common Stock and would no longer be a reporting person for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.

        (ii) As of May 1, 1997, Mr. LoConti beneficially owned an aggregate of 14,435,856 shares of Common Stock, which includes warrants to purchase 688,800 shares of Common Stock and 7,751,556 shares of Common Stock owned of record by Westbury, representing approximately 39.4% of the 35,968,419 shares of Common Stock deemed outstanding as of May 1, 1997. Mr. LoConti disclaims beneficial ownership of such shares except to the extent of his pecuniary interest.



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        Mr. LoConti has indirect beneficial ownership of the shares of Common
Stock owned of record by Westbury as a result of the Voting Trust. If and when regulatory approval is obtained to terminate such trust, Mr. LoConti would beneficially own 6,684,300 shares of Common Stock constituting approximately 18.4% of the 35,968,419 shares of Common Stock deemed outstanding as of May 1, 1997.

        (b)(i) As of May 1, 1997, Alliance shared voting power with respect to 7,751,556 shares of Common Stock owned of record by Westbury pursuant to the Voting Trust.

        (ii) As of May 1, 1997, Mr. LoConti shared voting power with respect to 7,751,556 shares of Common Stock owned of record by Westbury. In addition, Mr. LoConti has sole voting and investment power with respect to an additional 6,684,300 shares of Common Stock.

        (c) Within the last 60 days, the Reporting Persons and persons named in Item 2 have affected the following transactions not previously reported:

        (i) On April 21, 1997, as a result of the Voting Agreement, the Reporting Persons are deemed to have acquired 555,556 shares of Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 1:  Joint Filing Agreement



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                                   SIGNATURES


         After reasonable inquiry and to the best of my respective knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.


                                     ALLIANCE HOLDING CORPORATION



Dated:  May 5, 1997                  By:      /s/ Joseph E. LoConti
                                        ----------------------------------------
                                                  Joseph E. LoConti,
                                          Chairman of the Board and President




Dated:  May 5, 1997                  By:      /s/ Joseph E. LoConti
                                        ----------------------------------------
                                                  Joseph E. LoConti

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                              INDEX TO EXHIBITS


          Exhibit 1:       Joint Filing Agreement